Exhibit 99.2
July 18, 2011
Mr. Robbin W. Jones
Vice President & COO
Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
2431 E. 61st St., Suite 850
Tulsa, OK 74136

Re:	Reserve Audit Mid-Con Energy I, LLC and Mid-Con Energy II, LLC Interests Total Proved Reserves Certain Properties in Oklahoma As of December 31, 2010
Dear Mr. Jones:
     At your request, Cawley, Gillespie & Associates, Inc. have examined the estimates as of December 31, 2010 set forth in the attached table as prepared by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with respect to the total proved reserves of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC. Our examination included such tests and procedures as we considered necessary under the circumstances to render the opinion set forth herein. These estimates are summarized as follows:

				Cumulative
	Net	Net		Cash Flow
	Oil	Gas	Net	Disc. @ 10%
	(Mbbls)	(MMcf)	MBOE	(M$)
Total Proved	6,938	1,070	7,116	183,204
Proved Developed Producing	2,559	1,083	2,738	66,150
Proved Developed Non-Producing	870	-1	870	31,578
Proved Developed Behind Pipe	102	0	102	2,601
Proved Undeveloped	3,407	-12	3,406	82,876
     We are independent with respect to Mid-Con Energy I, LLC and Mid-Con Energy II, LLC as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve

Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Reserve Audit
July 18, 2011

Information promulgated by the Society of Petroleum Engineers. Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties. We have not made any field examination of the subject properties.
     It should be understood that our audit and the development of our reserves forecasts do not constitute a complete reserve study of the oil and gas properties of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC. In the conduct of our report, we have not independently verified the accuracy and completeness of information and data furnished by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with respect to ownership interests, oil and gas production, historical costs of operation and developments, product prices, agreements relating to current and future operations and sales of production. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.
     The forecasts described herein are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered. Moreover, these estimates may increase or decrease as a result of future operations. Negative gas reserve volumes shown in the attached cash flow tables for the proved developed non-producing and proved undeveloped categories reflect a minor loss of reserves associated with conversion of producing wells to water injection.
     Please be advised that, based upon the foregoing, in our opinion the above-described estimates of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC’s total proved reserves are, in the aggregate, reasonable within the established audit tolerance guidelines of (+ or —) 10% and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.
     Our work papers and related data are available for inspection and review by authorized, interested parties. The professional qualifications of the undersigned, the technical person primarily responsible for the preparation of this report, are included as an attachment to this letter.

Sincerely, CAWLEY, GILLESPIE & ASSOCIATES, INC.
/s/ Robert D. Ravnaas, P.E.
Robert D. Ravnaas, P.E.
Executive Vice President

RDR:rtp